                                                                       EXHIBIT 1

    [EXCERPTS FROM THE COMPANY'S NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND
           PROXY STATEMENT DATED APRIL 20, 1998, RELATING TO ITS 1998
                        ANNUAL MEETING OF SHAREHOLDERS.]

OPTION REPRICING

         The following table sets forth information with respect to repricings of options held by any executive officer during the period commencing May 5, 1994 (the date the Company went public) and ending December 31, 1997:


                                           NUMBER OF                                                          LENGTH OF
                                           SECURITIES      MARKET PRICE                                    ORIGINAL OPTION
                                           UNDERLYING       OF STOCK AT    EXERCISE PRICE       NEW        TERM REMAINING
                                            OPTIONS           TIME OF        AT TIME OF       EXERCISE       AT DATE OF
          NAME                DATE        REPRICED (#)    REPRICING ($)     REPRICING ($)      PRICE          REPRICING
          ----                ----        ------------    --------------    -------------      -----          ---------
Robert E. Hall               1/23/97         62,500           $6.500           $10.000        $6.500         115 months

Bruce Manke                  1/23/97         15,000            6.500           12.063          6.500         116 months

David A. Janes, Jr.          1/23/97         25,000            6.500           17.500          6.500         104 months
                             1/23/97         35,000            6.500           15.875          6.500         109 months
David H. Davis               1/23/97         10,000            6.500           12.063          6.500         116 months


         On January 23, 1997, as an incentive for the Company's employees, the Board of directors voted to give all employees currently holding options under the 1994 Stock Option Plan the opportunity to surrender those options and receive new options priced at $6.50 per share. Options issued under the Directors' Plan were excluded from repricing. With the exception of the exercise price, the terms of the new options, including vesting schedule, are identical to the terms of the old options. The holders of 399,500 options (having exercise prices ranging from $7.43 per share to $29.938 per share) elected to exchange their options under this program.

         In addition to the executive officers listed in the table above, 118 other employees were affected by the repricing since a significant number of options had been granted at prices exceeding $6.50 per share. The Board of Directors approved the option repricing because it believes that options are a significant factor in the Company's ability to attract and retain key employees that are important to the Company's long-term success

REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board (the "Committee") is responsible for recommending to the Board compensation for the Company's executive officers, and for reviewing and approving compensation recommendations made by the Chief Executive Officer for the other officers and key employees. The Committee is also responsible for administering all of the Company's compensation programs. See "Additional Information Concerning the Company -- Board and Committee Meetings".

         In determining the base salary for a particular executive within the salary range for his or her position, the Committee initially takes into account the salary necessary to encourage the executive to join the Company in lieu of pursuing other employment opportunities. In later years, the Committee considers the amount budgeted by the Board for salary increases and the executive's success in achieving the performance objectives established for such executive. As more fully discussed below, for 1997 the Committee focused on developing a uniform stock option program for management-level employees. For 1998, the Committee intends formulating a plan that will bring similar uniformity and certainty to the Company's bonus program.

         In January 1997, the Company adopted a stock option program whereby executives and certain additional employees by grade of employment are granted on option to purchase a predetermined amount of the Company's Common Stock on an annual basis. This program is intended to replace the Company's less structured stock option grant program. The newly adopted option program is one element of a three-pronged compensation strategy currently in development by the Company to compensate its senior executives. The remaining elements of this plan are base salary and a bonus based on divisional performance. The Committee believes the new compensation strategy will more closely align the interests of executives and other key employees to that of the Company and its shareholders, and will also serve to attract and retain high quality employees.

         Under the Omnibus Budget Reconciliation Act of 1993, the federal income tax deduction for certain types of compensation paid to the chief executive officer and four other most highly compensated executive officers of publicly held companies is limited to $1 million per officer per fiscal year unless such compensation meets certain requirements. The Committee is aware of this limitation and believes no compensation paid by the Company during 1998 will exceed the $1 million limitation.

                                                      THE COMPENSATION COMMITTEE


                                                                  MARK M. SALTER
                                                       CORY J. HECHLER, CHAIRMAN






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